UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 21, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm and EOS unveil RedbackTM Weapon System

Singapore, February 21, 2006 - Metal Storm Limited (Metal Storm) and Electro
Optic Systems Holdings Limited (EOS) today announced the unveiling of the
Redback Weapon System prototype at the Asian Aerospace and Asian Defense
Technology Exhibitions in Singapore.

RedbackTM is the first weapon system prototype to be produced from the collaboration between Metal Storm and EOS under a Teaming Agreement signed by the two companies in November 2005 to co-develop and market new weapon systems combining the unique features and benefits of EOS’ combat-proven sensor and fire control systems with the versatility and firepower of Metal Storm weapons.

RedbackTM is a lightweight, fast-reaction, remotely operated, weapon system.
It is designed to provide intense directed firepower for short periods in applications such as vehicle protection, convoy defense, perimeter control, robotic systems and area denial.

The system is designed to include the following features and benefits:
• Firepower.  RedbackTM deploys multiple 40mm Metal Storm barrels firing a range of munitions at selectable rates of fire, including the ability to engage up to 3 targets in 1.2 seconds. With EOS precision sensors and control systems, this results in intense directed firepower.
• Light.  RedbackTM will be available in system weights from 70-100 kg - less than one conventionally-equipped combatant.
• Fast.  RedbackTM control and servo systems will allow multiple threats to be engaged, fast enough to engage incoming missiles and projectiles for vehicle defense.
• Intelligent.  RedbackTM has proven EOS networking capabilities that allow multiple systems to operate with a coordinated response to large threats.
• Versatile.  RedbackTM can carry a mixed load of munitions to allow non-lethal and lethal response at the same time.  This range of response is an unmet market need for peacekeeping missions and urban warfare with non-combatants present.

RedbackTM has successfully test-fired 40mm munitions jointly developed by ST
Kinetics and Metal Storm.  In a related development, Metal Storm this week announced the successful firing of jointly-developed high explosive, enhanced blast and airburst rounds with St Kinetics in Singapore.  These munitions are compatible with RedbackTM, and add significantly to the versatility of the weapon system.

The RedbackTM development effort is on schedule for customer trials this year with the objective of having it operationally ready by the end of 2007.

The Chief Executive Officer of Metal Storm, Mr David Smith, said “The unveiling of Redback is another major milestone for Metal Storm because it represents our first true product offering to the market. I am delighted with the progress we have made in our collaboration with EOS. Together with the munitions we are jointly developing with ST Kinetics here in Singapore we have unique capabilities we can market to defense customers around the world.”

The Chief Executive Officer of EOS, Dr Ben Greene, said “Redback is designed to meet an urgent need for defense of convoys and individual vehicles, often in peacekeeping roles.  The mixed-mission capability and intense firepower of
Redback will be welcomed by our customers internationally.”

The picture above is a high speed photograph of a 40mm projectile emerging from RedbackTM during testing.

Notes
EOS Australian Stock Exchange trading code: EOS
EOS website: www.eos-aus.com

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Metal Storm website: www.metalstorm.com

Media Contacts:

Electro Optic Systems Holdings Limited
Dr Ben Greene
Chief Executive Officer
Tel: +61 414 365 658
Email: info@eos-aus.com

Metal Storm Limited
Australia:
Ian Gillespie
Chief Operating Officer
Tel: +61 411 124 835
Fax: +61 7 3221 9788
Email: igillespie@metalstorm.com

USA:
David Smith
Chief Executive Officer
Tel: +1 571 246 5571
Fax: +1 703 248 8262
Email: dsmith@metalstormusa.com

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round” technology. The company is headquartered in Brisbane,
Australia and incorporated in the US, with an office in Washington DC.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Electro Optic Systems Holdings Limited
EOS is a public company, specializing in the design, development and production of sophisticated laser technologies, including supporting software and electronic sub-systems. EOS’ advanced technologies are applied to a variety of sighting and surveillance applications in the aerospace and defense markets.

The combat-proven EOS sensor and fire control systems are currently deployed in the US Army CROWS (Common Remotely Operated Weapons System) program which has been successfully fielded since 2003, and is used in operations in Iraq.
The EOS integrated surveillance and fire control technology employs state-of-the-art multi-spectral sensors and fire control software for direct-fire ballistic weapons.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: February 23, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary